Three Magnets Brewing Company



ANNUAL REPORT

600 Franklin St SE, STE 105

Olympia, WA 98501

(360) 701-9305

https://drinkselfcare.com/

This Annual Report is dated April 29, 2025.

BUSINESS

Three Magnets Brewing Co., a Washington-based entity, is known for pioneering its Self Care non-alcoholic beer line. We create non-alcoholic craft beers that deliver authentic taste and cater to the growing demand for healthier beverage choices. Our mission centers around making non-alcoholic beer "cool" and indistinguishable from traditional alcoholic brews, with a strong emphasis on health and quality.

Three Magnets Brewing Co. began with a small-scale production setup, focusing on quality over quantity. This intentional strategy led to significant brand equity and awareness, laying the groundwork for wider market expansion. The company operates on a Direct-to-Consumer (DTC) and Direct-to-Retail model but is now poised to scale into major retail outlets across the Pacific Northwest. We are in discussions with distributors and co-packing partners to secure broader market presence and retail success. Additionally, the brewery embraces strategic collaborations, especially with cultural icons and musicians, to strengthen brand visibility.

Three Magnets Brewing Company was incorporated on June 26, 2013, in the State of Washington.

Previous Offerings

The Company has not had any recent offering of securities in the last three years.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $541,723 compared to $689,905 in fiscal year 2024.

Fiscal year 2023 was a huge transition for Three Magnets. With a post-pandemic landscape that no longer was conducive to our pub-first business model (due to the primary industry, state government, switching to telecommuting), our food program was shut down, and we focused on building upon our Self Care non-alcoholic brand to situate it for expansion. This caused a huge hit to our total revenue compared to 2022, however it also reduced Three Magnets' losses.

In fiscal year 2024, the business was still largely transitional, as we continued to build Self Care brand equity, and further put pieces into place to prepare for the major transition to a production-first business model. Despite our reliance on pub business to facilitate this transition, revenues went up, and losses went down, as we continued to put our Self Care goals into action.

Cost of Sales

Cost of Sales for fiscal year 2023 was $321,566 compared to $242,544 in fiscal year 2024.

This was primarily due to continuing to streamline our local brewing/pub operations as we put pieces into place to brew Self Care at a much larger facility with greater economies of scale.

Gross Margins

Gross margins for fiscal year 2023 were $220,157. compared to $447,361 in fiscal year 2024.

This is due to the same reasoning as listed above in our Revenue and our Cost of Sales changes.

Expenses

Expenses for fiscal year 2023 were $586,882 compared to $524,758 in fiscal year 2024.

This was primarily due to continuing to streamline our local brewing/pub operations as we put pieces into place to brew Self Care at a much larger facility with greater economies of scale.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently essentially in the pre-production stage, since the product we are releasing is still proof of concept being brewed with zero economies of scale, and primarily sold Direct to Consumer and Direct to Retail. In other words, we are not currently producing the same product that will end up hitting major retail. Once we are able to produce that through our strategic partners utilizing their economies of scale, we will officially launch our "retail ready" product to major grocery stores. This essentially will be our "product launch". We are of the opinion that the historical cash flows are very much not indicative of the revenue and cash flows expected for the future because of the competitive efficiencies of scale we will have through our brewing strategic partner, and the massive increase in sales due to the dozens of sales reps our new distribution partners have. Past cash was primarily generated primarily through Direct to Consumer sales, Direct to Retail sales, brick and mortar beer sales, and very limited distribution. Once we hit major retail, or primarily business model will become completely different, with a very large percentage of sales from distribution.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $1,607.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SBA Loan

Amount Owed: $496,606.00

Interest Rate: 3.75%

Maturity Date: March 30, 2050

The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

Creditor: SBA Loan

Amount Owed: $499,456.00

Interest Rate: 3.75%

Maturity Date: February 18, 2052

The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

Creditor: SBA Loan

Amount Owed: $9,431.00

Interest Rate: 3.75%

Maturity Date: March 12, 2024

The company has provided the following collateral for SBA loans: -Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles. -Receivables: Accounts, including healthcare and credit card receivables. -Other Claims: Commercial tort claims and letter of credit rights. -Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

Creditor: Loan Agreement- Timberland Bank

Amount Owed: $3,241.00

Interest Rate: 8.5%

Maturity Date: March 01, 2025

Creditor: Nate and Sara Reilly

Amount Owed: $359,777.00

Interest Rate: 0.0%

Creditor: Barbara and Raymond Riley

Amount Owed: $144,000.00

Interest Rate: 0.0%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sara Reilly

Sara Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director of Operations, Board Member

Dates of Service: June, 2013 - Present

Responsibilities: As CEO, Sara will lead our Retail Operations, Finance, and Human Resources, in addition to leading our strategic vision while overseeing the Director of Brewing Operations, and the Director of Marketing, DTC and Distribution roles to ensure Self Care Non-Alcoholic Beer by Three Magnets delivers high-quality products while reaching a growing audience. Sara obtains a salary of $17,500.00 from the company.

Name: Aaron Blonden

Aaron Blonden 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Brewing Operations,Board Member

Dates of Service: December, 2019 - Present

Responsibilities: As Director of Brewing Operations, Aaron will have oversight over our strategic brewing partners to ensure they meet our quality expectations, while managing the pilot system, Direct to Consumer product, and Three Magnets alcoholic product, continuing to innovate within the adult beverage category. Aaron accepts a salary of $60,000.00 from the company

Other business experience in the past three years:

Employer: Mainstem Malting

Title: Customer Innovations

Dates of Service: October, 2019 - Present

Responsibilities: Partner with Breweries and Distillers on sourcing sustainable craft malt.

Name: Nathan Reilly

Nathan Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member

Dates of Service: June, 2013 - Present

Responsibilities: As Director of Marketing, DTC, and Distribution, Nathan will oversee brand management of the Self Care and Three Magnets lines of beer, and all marketing initiatives, including their Direct to Consumer (DTC) website. He will also work under the guidance of the CEO to formulate growth strategies into new markets by taking on distribution partnerships and securing chain placements that align with Three Magnets' vision. Nate accepts a salary of $17,500 from the company.

Name: Monica Lynn Larsen

Monica Lynn Larsen's current primary role is with SquareUp CPA. Monica Lynn Larsen currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November, 2024 - Present

Responsibilities: Helping to oversee the overall strategic direction of the company, including setting goals, managing finances, ensuring legal compliance, hiring and evaluating senior leadership, and acting as a fiduciary to protect the interests of stakeholders by making informed decisions based on their duty of care and loyalty. Monica is a Certified Public Accountant with a Masters in Tax. Monica does not accept a salary from the company.

Other business experience in the past three years:

Employer: SquareUp CPA

Title: Principal

Dates of Service: December, 2019 - Present

Responsibilities: Tax preparation and planning for small businesses and high net worth individuals.

Name: Amie Kay Loraamm

Amie Kay Loraamm's current primary role is with SquareUp CPA. Amie Kay Loraamm currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November, 2024 - Present

Responsibilities: As Secretary at Three Magnets Brewing, I manage administrative duties and support the executive team by organizing meetings, handling correspondence, and maintaining records. I also facilitate communication within the organization and assist in coordinating events and schedules to ensure smooth operations. Amie does not accept a salary from the company.

Other business experience in the past three years:

Employer: SquareUp CPA

Title: Principal

Dates of Service: December, 2019 - Present

Responsibilities: As an Accountant and Principle of SquareUp CPA, I provide high-quality financial services including tax planning, bookkeeping, and consulting for small businesses and high net worth individuals. My focus is on delivering personalized solutions to help clients achieve their financial goals.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name: Sara Reilly

Sara Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO and Director of Operations, Board Member

Dates of Service: June, 2013 - Present

Responsibilities: As CEO, Sara will lead our Retail Operations, Finance, and Human Resources, in addition to leading our strategic vision while overseeing the Director of Brewing Operations, and the Director of Marketing, DTC and Distribution roles to ensure Self Care Non-Alcoholic Beer by Three Magnets delivers high-quality products while reaching a growing audience. Sara obtains a salary of $17,500.00 from the company.

Name: Aaron Blonden

Aaron Blonden 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director of Brewing Operations,Board Member

Dates of Service: December, 2019 - Present

Responsibilities: As Director of Brewing Operations, Aaron will have oversight over our strategic brewing partners to ensure they meet our quality expectations, while managing the pilot system, Direct to Consumer product, and Three Magnets alcoholic product, continuing to innovate within the adult beverage category. Aaron accepts a salary of $60,000.00 from the company

Other business experience in the past three years:

Employer: Mainstem Malting

Title: Customer Innovations

Dates of Service: October, 2019 - Present

Responsibilities: Partner with Breweries and Distillers on sourcing sustainable craft malt.

Name: Nathan Reilly

Nathan Reilly's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member

Dates of Service: June, 2013 - Present

Responsibilities: As Director of Marketing, DTC, and Distribution, Nathan will oversee brand management of the Self Care and Three Magnets lines of beer, and all marketing initiatives, including their Direct to Consumer (DTC) website. He will also work under the guidance of the CEO to formulate growth strategies into new markets by taking on distribution partnerships and securing chain placements that align with Three Magnets' vision. Nate accepts a salary of $17,500 from the company.

Name: Monica Lynn Larsen

Monica Lynn Larsen's current primary role is with SquareUp CPA. Monica Lynn Larsen currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November, 2024 - Present

Responsibilities: Helping to oversee the overall strategic direction of the company, including setting goals, managing finances, ensuring legal compliance, hiring and evaluating senior leadership, and acting as a fiduciary to protect the interests of stakeholders by making informed decisions based on their duty of care and loyalty. Monica is a Certified Public Accountant with a Masters in Tax. Monica does not accept a salary from the company.

Other business experience in the past three years:

Employer: SquareUp CPA

Title: Principal

Dates of Service: December, 2019 - Present

Responsibilities: Tax preparation and planning for small businesses and high net worth individuals.

Name: Amie Kay Loraamm

Amie Kay Loraamm's current primary role is with SquareUp CPA. Amie Kay Loraamm currently services 1-3 hours per week at Three Magnets Brewing Company hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: November, 2024 - Present

Responsibilities: As Secretary at Three Magnets Brewing, I manage administrative duties and support the executive team by organizing meetings, handling correspondence, and maintaining records. I also facilitate communication within the organization and assist in coordinating events and schedules to ensure smooth operations. Amie does not accept a salary from the company.

Other business experience in the past three years:

Employer: SquareUp CPA

Title: Principal

Dates of Service: December, 2019 - Present

Responsibilities: As an Accountant and Principle of SquareUp CPA, I provide high-quality financial services including tax planning, bookkeeping, and consulting for small businesses and high net worth individuals. My focus is on delivering personalized solutions to help clients achieve their financial goals.

Directors and Officers (copy and paste the information above and edit appropriately)
Principal Securities Holders
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Class A Common Stock

Stockholder Name: Sara Reilly

Amount and nature of Beneficial ownership: 3,150,000

Percent of class: 63.0

Title of class: Class A Common Stock

Stockholder Name: Aaron Blonden

Amount and nature of Beneficial ownership: 1,000,000

Percent of class: 20.0

RELATED PARTY TRANSACTIONS

Name of Entity: Nate and Sara Reilly

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: As of December 31, 2023, and December 31, 2024, the outstanding balance of the loan is $366,782 and $359,777, respectively.

Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

Name of Entity: Barbara and Raymond Riley

Relationship to Company: Family member

Nature / amount of interest in the transaction: As of December 31, 2024, the outstanding balance of the loan is $144,000.

Material Terms: The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current.

OUR SECURITIES

The company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 5,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Upon dissolution, Class A stock shall be paid out first. The holders of Class A stock shall have a preemptive right to purchase additional shares of Class A and Class B Stock, however, this preemptive right shall not apply to shares issued through Regulation Crowdfunding.

Class B Common Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $1,235,00.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with No Voting Rights The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits Three Magnets Brewing Co was formed on June 26, 2013. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Three Magnets Brewing Co has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2025.

Three Magnets Brewing Company

By /s/ *Nathan Reilly*

Name: <u>Three Magnets Brewing Company</u>

Title: President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member

---

Exhibit A

FINANCIAL STATEMENTS

THREE MAGNETS BREWING COMPANY

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Three Magnets Brewing Company
Olympia, Washington

We have reviewed the accompanying financial statements of Three Magnets Brewing Company (the "Company"), which comprises the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 18, 2025
Los Angeles, California

THREE MAGNETS BREWING COMPANY

BALANCE SHEETS

(UNAUDITED)

As of December 31,		**2024**		**2023**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,607	$	11,818
Inventory		63,368		2,852
Total Current Assets		**64,975**		**14,670**
Property and Equipment, net		20,640		24,233
Security Deposit		7,500		7,500
Total Assets	**$**	**93,115**	**$**	**46,403**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	18,152	$	15,843
Current Portion of Loans and Notes		72,816		90,694
Accrued Interest		221,300		176,740
Current Portion of Related Party Loans		503,777		366,782
Other Current Liabilities		11,451		6,170
Total Current Liabilities		**827,496**		**656,229**
Loans and Promissory Notes, net of current portion		930,317		952,461
Total Liabilities		**1,757,813**		**1,608,690**
STOCKHOLDERS' EQUITY				
Common Stock Class A		252,587		252,587
Common Stock Class B		-		-
Accumulated Deficit		(1,917,285)		(1,814,874)
Total Stockholders' Equity		**(1,664,698)**		**(1,562,287)**
Total Liabilities and Stockholders' Equity	**$**	**93,115**	**$**	**46,403**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY
STATEMENTS OF OPERATIONS
 (UNAUDITED) — 3 —

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	651,402	$	543,096
Cost of Goods Sold		228,575		322,905
Gross Profit		**422,827**		**220,191**
Operating Expenses				
General and Administrative		504,347		594,375
Selling and Marketing		2,885		6,057
Total Operating Expenses		**507,232**		**600,432**
Net Operating Loss		**(84,405)**		**(380,241)**
Interest Expense		56,523		61,726
Other Income		(38,517)		(97,286)
Loss Before Provision for Income Taxes		**(102,411)**		**(344,681)**
Provision/(Benefit) for Income Taxes		-		-
Net Loss	$	**(102,411)**	$	**(344,681)**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Accumulated	Total Stockholders'
(USD $ in Dollars)	**Shares**	**Amount**	**Deficit**	**Equity**
Balance—December 31, 2022	**5,000,000**	**$ 252,587**	**$ (1,470,193)**	**$ (1,217,606)**
Net Loss			(344,681)	(344,681)
Balance—December 31, 2023	**5,000,000**	**$ 252,587**	**$ (1,814,874)**	**$ (1,562,287)**
Net Loss			(102,411)	(102,411)
Balance—December 31, 2024	**5,000,000**	**$ 252,587**	**$ (1,917,285)**	**$ (1,664,698)**

See accompanying notes to financial statements.

THREE MAGNETS BREWING COMPANY
STATEMENTS OF CASH FLOWS
 (UNAUDITED)

For the Year Ended December 31,		2024		2023
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(102,411)	$	(344,681)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Accounts Receivable write off		-		2,468
Depreciation of Property		3,593		3,923
Changes in Operating Assets and Liabilities:				
Inventory		(60,516)		11,511
Credit Cards		2,309		15,531
Accrued Interest		44,560		43,081
Other Current Liabilities		5,281		(4,740)
Net Cash Used In Operating Activities		**(107,184)**		**(272,907)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Used In Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		136,995		55,000
Repayment of Promissory Notes and Loans		(40,022)		(72,180)
Net Cash Used In/Providing By Financing Activities		**96,973**		**(17,180)**
Change in Cash & Cash Equivalents		**(10,211)**		**(290,087)**
Cash & Cash Equivalents —Beginning of The Year		11,818		301,905
Cash & Cash Equivalents—End of The Year	$	**1,607**	$	**11,818**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	11,963	$	18,645

See accompanying notes to financial statement

1. NATURE OF OPERATION

Three Magnets Brewing Company was incorporated on June 26, 2013, in the State of Washington. The financial statements of Three Magnets Brewing Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Olympia, Washington.

Three Magnets is a microbrewery and taproom known for its popular line of non-alcoholic beers. We distribute our products across Oregon and offer both wholesale and direct-to-consumer sales in all our other markets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by the provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases, and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements, as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2024, and 2023, the Company determined an allowance for expected credit loss of $0 and $2,468, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals, and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	5 years
Leasehold Improvements	5 years
Vehicles	5 years

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024, and 2023.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the raw materials and ingredients, packing materials, and the cost of brewers included in the process.

Income Taxes

Effective November 1, 2024, the Company converted from an S Corporation to a C Corporation. As an S Corporation through October 31, 2024, the Company was treated as a pass-through entity for federal income tax purposes, and accordingly, no provision for federal income taxes was recorded during that period, as the income or loss was reportable by the shareholders. Beginning November 1, 2024, the Company is subject to federal and state income taxes as a C Corporation. As such, the Company will file two separate federal tax returns for the year ending December 31, 2024: Form 1120S for the period through October 31, 2024, and Form 1120 for the period from November 1, 2024, through year-end.

Currently, the Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $2,885 and $6,057, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 18, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2024	2023
Payroll Payable	8,556	2,687
Tax Payable	2,895	3,483
Total Other Current Liabilities	$ 11,451	$ 6,170

4. INVENTORY

Inventory consists of the following:

As of December 31,	2024	2023
Raw Materials	61,433	2,389
Finished Goods	1,935	463
Total Inventory	$ 63,368	$ 2,852

5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

As of December 31,	2024	2023
Furniture and Equipment	$ 551,037	$ 551,037
Leasehold Improvements	64,923	64,923
Vehicles	26,000	26,000
Property and Equipment, at cost	**641,960**	**641,960**
Accumulated Depreciation	(621,320)	(617,727)
Property and Equipment, net	$ 20,640	$ 24,233

Depreciation expenses for the years ended December 31, 2024, and 2023 were $3,593 and $3,923, respectively.

6. DEBT

The Company had outstanding term loans/ notes payable with varying maturities. Details of loans outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 500,000	3.75%	30/03/2020	30/03/2050	$ 29,244	$ 467,362	$ 496,606	$ 29,244	$ 470,756	$ 500,000
SBA Loan	499,900	3.75%	18/02/2022	18/02/2052	30,900	468,556	499,456	30,900	469,000	499,900
SBA Loan	199,000	3.75%	12/03/2014	12/03/2024	9,431	-	9,431	30,550	-	30,550
Loan Agreement- Timberland Bank	128,650	8.50%	20/04/2020	01/03/2025	3,241	-	3,241	-	21,107	21,107
Debt Issuance Costs	(14,003)	-	-	-	-	(5,601)	(5,601)	-	(8,402)	(8,402)
Total	$ 1,313,547				$ 72,816	$ 930,317	$ 1,003,134	$ 90,694	$ 952,461	$ 1,043,154

The company has provided the following collateral for SBA loans:

-Tangible and Intangible Assets: Inventory, equipment, promissory notes, chattel paper, documents, deposit accounts, software, and general intangibles.

-Receivables: Accounts, including healthcare and credit card receivables.
-Other Claims: Commercial tort claims and letter of credit rights.
-Additionally, a personal guarantee has been signed by Sara Reilly and Nathan Reilly on the SBA form.

The summary of the future maturities is as follows:

As of Year Ended December 31,	2024
2025	$ 72,816
2026	60,144
2027	60,144
2028	60,144
2029	60,144
Thereafter	689,742
Total	$ 1,003,134

Related Party Loans

During the years presented, the Company borrowed money from the shareholders. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Maturity Date	As of December 31, 2024			As of December 31, 2023		
				Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Nate and Sara Reilly	$ 366,782	0%	No Set Maturity	$ 359,777	$ -	$ 359,777	$ 366,782	$ -	$ 366,782
Barbara and Raymond Reilly	$ 144,000	0%	No Set Maturity	$ 144,000		$ 144,000			
Total				$ 503,777	$ -	$ 503,777	$ 366,782	$ -	$ 366,782

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified under current liabilities.

7. EQUITY AND CAPITALIZATION

Common Stock- Class A

The Company is authorized to issue 10,000,000 shares of Class A Common Stock with no par value. As of December 31, 2024, and 2023, 5,000,000 class A Common Stock had been issued or were outstanding.

On December 9, 2024, the Company effected a 50,000-for-1 stock split of its issued and outstanding common stock. As a result, the number of shares outstanding increased from 100 to 5,000,000. The par value per share was adjusted proportionally, and the aggregate dollar amount of Common Stock remained unchanged. All share and per-share information presented in the accompanying financial statements and notes has been retroactively adjusted to reflect the stock split for all periods presented.

Common Stock- Class B

The Company is authorized to issue 20,000,000 shares of Class B Common Stock with no par value. As of December 31, 2024, and 2023, no shares of Class B Common Stock had been issued or were outstanding.

8. INCOME TAXES

Beginning November 1, 2024, the Company became subject to federal and state income taxes as a C Corporation. Prior to that date, the Company was taxed as an S Corporation and treated as a pass-through entity for federal income tax purposes. The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

For the Year Ended December 31,	2024	2023
Net Operating Loss	$ (29,955)	$ -
Valuation Allowance	29,955	-
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (29,955)	$ -
Valuation Allowance	29,955	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had federal cumulative net operating loss ("NOL") carryforwards of $102,411. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

9. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

In the past, the Company borrowed money from the founders and the shareholders, Nate and Sara Reilly. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $359,777 and $366,782, respectively.

In 2024, the Company borrowed money from the shareholders, Barbara and Raymond Reilly. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set, the loan may be called at any time, so the loan was classified as current. As of December 31, 2024, and December 31, 2023, the outstanding balance of the loan is $144,000 and $0, respectively.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $84,405, an operating cash flow loss of $107,184, and liquid assets in cash of $1,607, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued depends upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and, with an expected cash infusion, anticipates finishing the conversion of their business model away from a small brewpub into a full-blown regionally distributed NA beer brand that has the ability to generate revenues far exceeding their current losses by leveraging the equity strategically built by being a leader in one of the fastest growing segments of the adult beverage category. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

      I, Nathan Reilly, Principal Executive Officer of Three Magnets Brewing Company, hereby certify that the financial statements of Three Magnets Brewing Company included in this Report are true and complete in all material respects.

Nathan Reilly

President, Director of Marketing, Direct to Consumer (DTC), Distribution, and Board Member